SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G

                        Information Statement pursuant to
                              Rule 13d-1 and 13d-2

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                       GREYSTONE DIGITAL TECHNOLOGY, INC.
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                                (Name of Issuer)

                          COMMON STOCK $0.001 PAR VALUE
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                          (Title Class Of Securities)

                                    39806G108
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                                 (CUSIP Number)

                                January 28, 2002
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             (Date of event which requires filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)

                                |X| Rule 13d-1(c)

                                |_| Rule 13d-1(d)

                         (Continued on following pages)


                               (Page 1 of 4 Pages)

                                                                     Page 2 of 4
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Endeavour Capital Investment Fund S.A.
    None
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    The Bahamas
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                  5    SOLE VOTING POWER

                       3,176,952 shares
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          None.
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             3,176,952 shares
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       None.
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,176,952 shares
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    5.56%
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12  TYPE OF REPORTING PERSON*

    CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1(a).  Name of Issuer.

            GREYSTONE DIGITAL TECHNOLOGIES, INC.

Item 1(b).  Address of Issuer's Principal Executive Offices.

            4950 Murphy Canyon Road
            San Diego, California 92123

Item 2(a).  Names of Person Filing.

            The Endeavour Capital Investment Fund S.A.

Item 2(b).  Address of Principal Business Office, or if none, Residence.

            Cumberland House
            #27 Cumberland Street
            Nassau, New Providence
            The Bahamas

Item 2(c).  Citizenship.

            The Bahamas

Item 2(d).  Title of Class of Securities.

            Common Stock, $0.001 par value per share.

                                                               Page 3 of 4 Pages


Item 2(e).  CUSIP Number.

            39806G108

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            N/A

Item 4.     Ownership.

      (a)   Amount beneficially owned by reporting person: 3,176,952 shares
      (b)   Percent of Class: 5.56%
      (c)   Number of shares as to which such person has:

            (i)   Sole power to direct the vote: 3,176,952 shares
            (ii)  Shared power to vote or to direct the vote: none.
            (iii) Sole power to dispose or direct the disposition of the Common
                  Stock: 3,176,952 shares of common stock of the Issuer.
            (iv)  Shared power to dispose or direct the disposition of: none.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                                               Page 4 of 4 Pages


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 January 30, 2002
                                          --------------------------------
                                                      (Date)
                                 -----------------------------------------------
                                 /s/ The Endeavour Capital Investment Fund, S.A.
                                           By: Barry Herman, President


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                                               /s/ Barry Herman

                                 -----------------------------------------------
                                                   (Signature)